Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Endeavour International Corporation:

We consent to the use of our reports dated March 7, 2012, with respect to the consolidated balance sheets of Endeavour International Corporation as of December 31, 2011 and 2010, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2011, and the effectiveness of internal control over financial reporting as of December 31, 2011, incorporated herein by reference.

Our report with respect to the consolidated financial statements refers to changes in the Endeavour International Corporation’s method of estimating oil and gas reserves.

/s/ KPMG LLP

Houston, Texas

August 10, 2012